Exhibit 99.1
AirMedia Announces Unaudited Third Quarter 2009 Financial Results
Beijing, China — November 10, 2009 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the third quarter ended September 30, 2009.
Third Quarter 2009 Financial and Business Highlights
•	Total revenues increased by 11.9% year-over-year to US$37.7 million.

•	Net loss attributable to AirMedia’s shareholders was US$9.6 million. Basic and diluted loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.15.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$7.0 million. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.11.

“We achieved continued revenue growth during the third quarter with higher quarter-over-quarter utilization rates for most of our product lines, which reflected improving demands from advertisers,” said Herman Guo, chairman and chief executive officer of AirMedia. “We also made several achievements on media expansion during the quarter. With the commencement of operations of several new product lines in Beijing, Shanghai and Guangzhou airports, we significantly enhanced our media presence in the top four airports in China, which we believe has prepared us well to meet the increasing demands from advertisers resulting from continuously improving economic conditions and the upcoming World EXPO 2010 in Shanghai, China.”
Conor Yang, AirMedia’s chief financial officer, added, “During the third quarter, the newly acquired traditional media spaces in Beijing and Shenzhen airports ramped up in revenues. We were also able to lower concession fees in four airports. Following upon our recent strategic expansions, we will continue to focus on revenue growth and concession fee management in the next few quarters.”
Financial Results
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September	% of Total	June 30,	% of Total	September	% of Total	Growth	Growth
	30, 2009	Revenues	2009	Revenues	30, 2008	Revenues	rate	rate
Digital frames in airports	17,059	45.2%	16,474	44.7%	10,114	30.0%	68.7%	3.6%
Digital TV screens in airports	8,412	22.3%	9,117	24.8%	13,079	38.8%	-35.7%	-7.7%
Digital TV screens on airplanes	4,053	10.7%	3,932	10.7%	6,586	19.5%	-38.5%	3.1%
Traditional media in airports	7,304	19.4%	5,680	15.4%	1,975	5.9%	269.8%	28.6%
Other displays	898	2.4%	1,616	4.4%	1,954	5.8%	-54.0%	-44.4%

Total revenues	37,726	100.0%	36,819	100.0%	33,708	100.0%	11.9%	2.5%

Net revenues	37,174		36,295		32,335		15.0%	2.4%

Total revenues for the third quarter of 2009 reached US$37.7 million, representing a year-over-year increase of 11.9% from US$33.7 million and a quarter-over-quarter increase of 2.5% from US$36.8 million. The year-over-year increase was due to increases in revenues from digital frames in airports and traditional media in airports. The quarter-over-quarter increase was due to increases in revenues from digital frames in airports, traditional media in airports and digital TV screens on airplanes.
Revenues from digital frames in airports
Revenues from digital frames in airports for the third quarter of 2009 increased by 68.7% year-over-year and by 3.6% quarter-over-quarter to US$17.1 million. The year-over-year and quarter-over-quarter increases were due to an increase in the number of time slots sold, partially offset by a decrease in the average advertising revenue per time slot sold (or the “ASP”). Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the third quarter of 2009 increased by 146.8% year-over-year and by 44.1% quarter-over-quarter to 8,187 time slots. The year-over-year and quarter-over-quarter increases were due to continued sales efforts and growing acceptance of AirMedia’s digital frames. AirMedia’s digital frames were operated in 31 airports in the third quarter of 2009, up from 19 airports at the end of the third quarter of 2008, and up from 28 airports at the end of the second quarter of 2009. The number of time slots available for sale for the third quarter of 2009 increased by 69.2% year-over-year and by 10.1% quarter-over-quarter to 28,918 time slots. The year-over-year increase was primarily due to an increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the commencement of operations of digital frames in three additional airports during the third quarter of 2009, the full-quarter operations of the digital frames in three airports, which AirMedia commenced to operate in the middle of the previous quarter, the commencement of operations of mega-size LED screens and 108-inch stand-alone digital frames, two new product lines, in Guangzhou airport, and the commencement of operations of stand-alone digital frames in Hangzhou airport. The utilization rate of digital frames for the third quarter of 2009 increased by 8.9 percentage points year-over-year and 6.7 percentage points quarter-over-quarter to 28.3%, primarily due to the increase in the number of time slots sold.
The ASP of digital frames for the third quarter of 2009 decreased by 31.6% year-over-year and by 28.1% quarter-over-quarter to US$2,084. The year-over-year and quarter-over-quarter decreases were primarily due to higher discounts offered in the third quarter of 2009 than in the same period one year ago and in the previous quarter.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the third quarter of 2009 decreased by 35.7% year-over-year and by 7.7% quarter-over-quarter to US$8.4 million, primarily due to decreases in both the number of time slots sold and the ASP of digital TV screens in airports.
The number of time slots sold for the third quarter of 2009 decreased by 29.4% year-over-year and by 3.4% quarter-over-quarter to 5,659 time slots. The year-over-year decrease was primarily due to the still weak, albeit improving, economic conditions. The quarter-over-quarter decrease was because advertisers shifted their budget allocations from our digital TV screens in airports to our digital frames in airports as a result of higher discounts offered by us for digital frames. The number of time slots available for sale for the third quarter of 2009 increased by 1.4% year-over-year and by 1.1% quarter-over-quarter to 25,629 time slots. The utilization rate for the third quarter of 2009 decreased by 9.6 percentage points year-over-year and by 1.0 percentage point quarter-over-quarter to 22.1%, primarily due to the decrease in the number of time slots sold.
The ASP of digital TV screens in airports for the third quarter of 2009 decreased by 8.8% year-over-year and by 4.5% quarter-over-quarter to US$1,487, primarily due to higher discounts offered in the third quarter of 2009 than in the same period one year ago and in the previous quarter.

Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the third quarter of 2009 decreased by 38.5% year-over-year and increased by 3.1% quarter-over-quarter to US$4.1 million. The year-over-year decrease was due to decreases in both the number of time slots sold and the ASP of digital TV screens on airplanes. The quarter-over-quarter increase was primarily due to an increase in the number of time slots sold.
The number of time slots sold for the third quarter of 2009 decreased by 25.8% year-over-year and increased by 13.9% quarter-over-quarter to 213 time slots. The year-over-year decrease was primarily because the number of time slots sold on airplanes in the third quarter of 2008 was higher than normal due to Olympic Games. The number of time slots available for sale for the third quarter of 2009 decreased by 3.8% year-over-year and by 3.8% quarter-over-quarter to 450 time slots. The utilization rate for the third quarter of 2009 decreased by 14.0 percentage points year-over-year and increased by 7.4 percentage points quarter-over-quarter to 47.3%. The year-over-year decrease was primarily due to the decrease in the number of time slots sold. The quarter-over-quarter increase was primarily due to the increase in the number of time slots sold.
The ASP of digital TV screens on airplanes for the third quarter of 2009 decreased by 17.0% year-over-year and by 9.5% quarter-over-quarter to US$19,028. The year-over-year and quarter-over-quarter decreases in the ASP were due to higher discounts offered in the third quarter of 2009 than in the same period one year ago and in the previous quarter, as well as the change in the mix of the time slots sold. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than those sold on the other airlines, accounted for a lower percentage in the third quarter of 2009 than in the same period one year ago and in the previous quarter.
Revenues from traditional media in airports
Please note that part of the prior comparative figure of “Other Displays” has been reclassified to “Traditional Media in Airports” to conform to the current presentation.
Revenues from traditional media in airports for the third quarter of 2009 primarily included revenues from traditional media in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport, as well as revenues from billboards and painted advertisements on gate bridges in airports. Revenues from traditional media in airports for the third quarter of 2009 increased by 269.8% year-over-year and by 28.6% quarter-over-quarter to US$7.3 million. The year-over-year increase was primarily due to the commencement of operations of traditional media in Beijing and Shenzhen airports in April 2009 and the commencement of operations in Wenzhou Yongqiang Airport in November 2008. The quarter-over-quarter increase was primarily due to improved sales of traditional media in Beijing and Shenzhen airports.
The number of locations sold for the third quarter of 2009 increased by 14.7% quarter-over-quarter to 359 locations due to increased sales of traditional media in Beijing and Shenzhen airports. The number of locations available for sale for the third quarter of 2009 decreased by 8.5% quarter-over-quarter to 1,006 locations due to the upgrade of TV-attached light boxes, which are classified as traditional media, to TV-attached digital frames, which are classified as digital frames, in certain airports. The utilization rate of traditional media for the third quarter of 2009 increased by 7.2 percentage points quarter-over-quarter to 35.7% primarily due to the increase in the number of locations sold and the decrease in the number of locations available for sale.

The ASP of traditional media in airports for the third quarter of 2009 increased by 12.0% quarter-over-quarter to US$20,344 due to the change in the mix of the number of locations sold. The number of traditional media sold in Beijing and Shenzhen airports, which have higher ASPs, accounted for a higher percentage in the third quarter of 2009 than in the previous quarter.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for the third quarter of 2009 was US$552,000, representing a year-over-year decrease of 59.8% from US$1.4 million and a quarter-over-quarter increase of 5.3% from US$524,000.
Net revenues for the third quarter of 2009 reached US$37.2 million, representing a year-over-year increase of 15.0% from US$32.3 million and a quarter-over-quarter increase of 2.4% from US$36.3 million.
Cost of Revenues
Cost of revenues for the third quarter of 2009 was US$37.8 million, representing a year-over-year increase of 84.4% from US$20.5 million and a quarter-over-quarter increase of 2.8% from US$36.8 million. The year-over-year increase was primarily due to an increase in concession fees in connection with the expansion of AirMedia’s business. The quarter-over-quarter increase was primarily due to a one-time cost resulting from disposal of fixed assets. Cost of revenues as a percentage of net revenues in the third quarter of 2009 was 101.7%, compared to 63.4% in the same period one year ago and 101.3% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media in airports and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession rights contract is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the third quarter of 2009 were US$27.9 million, representing a year-over-year increase of 95.5% from US$14.3 million, primarily due to newly entered or renewed concession rights contracts during the period, and a quarter-over-quarter decrease of 0.5% from US$28.1 million, primarily due to a reduction of concession fees in four airports effective in July and August 2009, respectively, partially offset by concession fees associated with new concession rights contracts in the third quarter of 2009. Concession fees as a percentage of net revenues in the third quarter of 2009 was 75.1%, compared to 44.2% in the same period one year ago and 77.3% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily because incremental concession fees associated with new concession rights contracts were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts would take time to ramp up.
Gross Profit/Loss
Gross loss for the third quarter of 2009 was US$628,000, compared to gross profit of US$11.8 million in the same period one year ago and gross loss of US$488,000 in the previous quarter.
Gross loss as a percentage of net revenues for the third quarter of 2009 was negative 1.7%, compared to gross income as a percentage of net revenues of 36.6% in the same period one year ago and negative 1.3% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the increase in concession fees.

Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September	% of Net	June 30,	% of Net	September	% of Net	Growth	Growth
	30, 2009	Revenues	2009	Revenues	30, 2008	Revenues	rate	rate
Selling and marketing expenses	3,607	9.7%	2,741	7.6%	2,276	7.0%	58.5%	31.6%
General and administrative expenses	7,034	18.9%	5,178	14.3%	3,420	10.6%	105.7%	35.8%

Total operating expenses	10,641	28.6%	7,919	21.9%	5,696	17.6%	86.8%	34.4%

Adjusted operating expenses (non-GAAP)	8,071	21.7%	6,303	17.4%	4,264	13.2%	89.3%	28.1%

Total operating expenses for the third quarter of 2009 were US$10.6 million, representing a year-over-year increase of 86.8% from US$5.7 million and a quarter-over-quarter increase of 34.4% from US$7.9 million.
Total operating expenses for the third quarter of 2009 included share-based compensation expenses of US$1.7 million, compared to share-based compensation expenses of US$1.0 million in the same period one year ago and US$1.0 million in the previous quarter. The year-over-year and quarter-over-quarter increases in share-based compensation expense were due to a new grant of options to purchase 5,434,500 ordinary shares on July 10, 2009, which increased share-based compensation expenses by US$533,000 in the third quarter of 2009. Adjusted operating expenses (non-GAAP) for the third quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$8.1 million, representing a year-over-year increase of 89.3% from US$4.3 million and a quarter-over-quarter increase of 28.1% from US$6.3 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the third quarter of 2009 was 21.7%, compared to 13.2% in the same period one year ago and 17.4% in the previous quarter.
Please refer to the attached table for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the third quarter of 2009 were US$3.6 million, including share-based compensation expenses of US$499,000, representing a year-over-year increase of 58.5% from US$2.3 million and a quarter-over-quarter increase of 31.6% from US$2.7 million. The year-over-year increase was primarily due to higher expenses related to expansion of the direct sales force, increased share-based compensation expenses and higher marketing and promotion expenses. The quarter-over-quarter increase was primarily due to higher expenses related to the expansion of the direct sales force for the new advertising network in Sinopec’s gas stations and increased share-based compensation expenses.
General and administrative expenses for the third quarter of 2009 were US$7.0 million, including share-based compensation expenses of US$1.2 million, representing a year-over-year increase of 105.7% from US$3.4 million and a quarter-over-quarter increase of 35.8% from US$5.2 million. The year-over-year increase was primarily due to higher bad-debt provisions, increased share-based compensation expenses, higher amortization of acquired intangible assets, increased professional expenses, headcount increase and increased expenses of office and utilities. The quarter-over-quarter increase was primarily due to higher bad-debt provisions, increased share-based compensation expenses, higher amortization of acquired intangible assets, headcount increase and increase in other various expenses for the expansion of the new advertising network in Sinopec’s gas stations.
Income/Loss from Operations
Loss from operations for the third quarter of 2009 was US$11.3 million, as compared to income from operations of US$6.1 million in the same period one year ago and loss from operations of US$8.4 million in the previous quarter.

Adjusted loss from operations (non-GAAP) for the third quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$8.7 million, compared to adjusted income from operations (non-GAAP) of US$7.6 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$6.8 million in the previous quarter. Adjusted operating margin (non-GAAP) for the third quarter of 2009, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 23.4%, compared to 23.4% in the same period one year ago and negative 18.7% in the previous quarter.
Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit/Expense
Income tax benefit for the third quarter of 2009 was US$875,000 compared to income tax expense of US$6,000 in the same period one year ago and income tax benefit of US$653,000 in the previous quarter. The effective income tax rate for the third quarter of 2009 was 8.5%, compared to 0.1% in the same period one year ago and 8.5% in the previous quarter. The year-over-year increase in the effective income tax rate was primarily due to the cessation of tax exemption period for one of our most profitable subsidiaries, which ended in fiscal year 2008.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the third quarter of 2009 was US$9.6 million, compared to net income attributable to AirMedia’s shareholders of US$7.5 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$7.0 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2009 was US$0.15, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.11 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.11 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2009 was US$0.15 compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.11 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.11 in the previous quarter.
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the third quarter of 2009, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$7.0 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$8.9 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$5.4 million in the previous quarter. Basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the third quarter of 2009 was US$0.11, compared to basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.13 in the same period one year ago and basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.08 in the previous quarter. Diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the third quarter of 2009 was US$0.11, compared to diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.13 in the same period one year ago and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.08 in the previous quarter.
Please refer to the attached table for a reconciliation of net loss/income attributable to AirMedia’s shareholders and basic and diluted net loss/income attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss/income attributable to AirMedia’s shareholders and basic and diluted adjusted net loss/income attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash, Restricted Cash and Short-term Investments
AirMedia continued to maintain a strong balance sheet. Excluding restricted cash of US$2.6 million, Cash and short-term investments totaled US$117.3 million as of September 30, 2009, compared to US$118.9 million as of June 30, 2009, and US$161.5 million as of December 31, 2008.
ADS Repurchases
On December 29, 2008, AirMedia’s board of directors authorized AirMedia to repurchase up to US$50 million worth of its own outstanding ADSs throughout 2009. AirMedia did not make any repurchases in the third quarter of 2009. As of November 10, 2009, the aggregate number of ADSs AirMedia has repurchased on the open market is still 1,646,502 ADSs, the same as the number disclosed in the first quarter 2009 earnings release.
Other Recent Developments
As of November 9, 2009, AirMedia had installed its media, including scrolling light boxes and billboards, in 191 Sinopec’s gas stations in Beijing, in 112 Sinopec’s gas stations in Shanghai, and in 76 Sinopec’s gas stations in Shenzhen. AirMedia will start to put clients’ advertisements on a trial basis in late November 2009.
AirMedia installed 177 TV-attached digital frames, 21 stand-alone digital frames, 31 digital frames at the check-in counters and 20 digital frames at the baggage claim areas in Chengdu Shuangliu Airport, which was rated the 6th largest airport in mainland China in terms of the number of air passengers. On September 30, 2009, AirMedia commenced operations of most of these newly installed digital frames, which expanded AirMedia’s digital frame network to 31 airports including all of the 15 largest airports in China.
On September 21, 2009, AirMedia commenced operations of 12 newly installed 108-inch stand-alone digital frames in Guangzhou Baiyun International Airport. Prior to this, AirMedia had already been operating TV-attached digital frames, multiple-screen digital frames and mega-size LED screens in the Guangzhou airport.
On September 9, 2009, AirMedia commenced operations of 66 newly installed 108-inch or 70-inch digital frames at the baggage claim areas of all of the three terminals at Beijing Capital International Airport. Previously, AirMedia had only operated digital frames at the departure areas of Terminals 2 and 3. These new digital frames significantly enhanced AirMedia’s digital frame presence at the arrival areas to meet advertisers’ strong demand for advertisements in Beijing Capital International Airport.
In August 2009, AirMedia entered into a concession rights contract with JCDecaux Momentum Shanghai Airport Advertising Co., Ltd. to exclusively operate digital TV screens and digital frames in Shanghai Pudong International Airport and Shanghai Hongqiao International Airport from September 1, 2009 to February 15, 2012. The expiration date of AirMedia’s original concession rights to operate digital TV screens at Terminal 1 of the Pudong airport and Terminal 1 of the Hongqiao airport was also extended from September 19, 2010 to February 15, 2012.
On August 1, 2009, AirMedia commenced operations of three mega-size LED screens, each measuring 76 square meters (or 818.38 square feet), above all of the domestic security check areas in Guangzhou Baiyun International Airport.

On July 17, 2009, AirMedia commenced operations of stand-alone digital frames in Hangzhou Xiaoshan Airport. Previously, AirMedia only operated TV-attached digital frames in the Hangzhou airport.
Business Outlook
AirMedia currently expects that its total revenues for the fourth quarter of 2009 will be in an amount ranging from US$44.0 million to US$46.0 million, representing a year-over-year increase of 8.7% to 13.7% from the same period in 2008, and a quarter-over-quarter increase of 16.6% to 21.9% from the previous quarter.
AirMedia currently expects that concession fees will be at least US$33.3 million in the fourth quarter of 2009. The anticipated quarter-over-quarter increase in concession fees is primarily due to the full quarter operation of digital media in the two airports in Shanghai, digital frames in the Beijing airport, concession fees of outdoor advertising platform in Sinopec’s gas stations, and other concession rights contracts expected to be entered into soon.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.
Summary of Selected Operating Data

	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Y/Y	Q/Q
	September	June	September	Growth	Growth
	30, 2009	30, 2009	30, 2008	Rate	Rate

Digital frames in airports
Number of airports in operation	31	28	19	63.2%	10.7%
Number of time slots available for sale (2)	28,918	26,277	17,086	69.2%	10.1%
Number of time slots sold (3)	8,187	5,683	3,317	146.8%	44.1%
Utilization rate (4)	28.3%	21.6%	19.4%	8.9%	6.7%
Average advertising revenue per time slot sold (5)	US$2,084	US$2,899	US$3,049	-31.6%	-28.1%

Digital TV screens in airports
Number of airports in operation	40	40	41	-2.4%	0.0%
Number of time slots available for sale (1)	25,629	25,350	25,275	1.4%	1.1%
Number of time slots sold (3)	5,659	5,856	8,019	-29.4%	-3.4%
Utilization rate (4)	22.1%	23.1%	31.7%	-9.6%	-1.0%
Average advertising revenue per time slot sold (5)	US$1,487	US$1,557	US$1,631	-8.8%	-4.5%

Digital TV screens on airplanes
Number of airlines in operation	9	9	9	0.0%	0.0%
Number of time slots available for sale (1)	450	468	468	-3.8%	-3.8%
Number of time slots sold (3)	213	187	287	-25.8%	13.9%
Utilization rate (4)	47.3%	40.0%	61.3%	-14.0%	7.4%
Average advertising revenue per time slot sold (5)	US$19,028	US$21,026	US$22,930	-17.0%	-9.5%

Traditional Media in airports
Numbers of locations available for sale (6)	1,006	1,100	N/A	N/A	-8.5%
Numbers of locations sold (7)	359	313	N/A	N/A	14.7%
Utilization rate (8)	35.7%	28.5%	N/A	N/A	7.2%
Average advertising revenue per location (9)	US$20,344	US$18,162	N/A	N/A	12.0%

Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2)
We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

(6)
We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in 10 airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light boxes and billboards sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details
AirMedia will hold a conference call to discuss the third quarter 2009 earnings at 8:00 PM U.S. Eastern Time on November 10, 2009 (5:00 PM U.S. Pacific Time on November 10, 2009; 9:00 AM Beijing/Hong Kong time on November 11, 2009). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information:
U.S.: +1 800 299 0148
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 801 9711
Pass code: AMCN
A replay of the call will be available for 1 week between 10:00 p.m. on November 10, 2009 and 10:00 p.m. on November 17, 2009, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 16750814
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.

About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 40 major airports, including 29 out of the 30 largest airports in China. AirMedia also operates digital frames in 31 major airports including all of the 15 largest airports in China. In addition, AirMedia sell advertisements on the routes operated by nine airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics such as the H1N1 flu, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net.cn
Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: che@brunswickgroup.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	September 30,	December 31,
	2009	2008
		as adjusted(1)
ASSETS:
Current Assets:
Cash	99,362	161,534
Restricted cash	2,605	—
Short-term investments	17,931	—
Accounts receivable, net	45,346	38,386
Prepaid concession fees	18,307	32,706
Amount due from related party	7,040	—
Other current assets	9,654	7,830
Deferred tax assets — current	852	380

Total current assets	201,097	240,836

Acquired intangible assets, net	11,711	9,027
Property and equipment, net	81,922	62,443
Long-term deposits	19,490	14,724
Long-term investments	1,231	1,099
Deferred tax assets — non-current	3,036	1,762
Goodwill	4,385	—
Total Assets	322,872	329,891

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Accounts payable	15,898	15,696
Notes payable	2,097	—
Accrued expenses and other current liabilities	6,613	5,664
Deferred revenue	10,519	2,929
Income tax payable	356	852
Amounts due to related parties	408	408

Total current liabilities	35,891	25,549

Deferred tax liability — non-current	3,303	2,659

Total liabilities	39,194	28,208

Shareholders’ equity
Ordinary shares	131	134
Additional paid-in capital	266,624	268,881
Statutory reserve	5,593	5,593
Accumulated (deficit)/earnings	(1,752)	16,070
Accumulated other comprehensive income	9,933	10,054

Total AirMedia Group Inc.’s shareholders’ equity	280,529	300,732

Noncontrolling interest	3,149	951

Total shareholders’ equity	283,678	301,683

Total Liabilities and Shareholders’ Equity	322,872	329,891

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2009	2009	2008
			as adjusted(1)

Revenues	37,726	36,819	33,708
Business tax and other sales tax	(552)	(524)	(1,373)

Net revenues	37,174	36,295	32,335
Cost of revenues	37,802	36,783	20,499

Gross profit/(loss)	(628)	(488)	11,836
Operating expenses:
Selling and marketing *	3,607	2,741	2,276
General and administrative *	7,034	5,178	3,420

Total operating expenses	10,641	7,919	5,696

Income/(loss) from operations	(11,269)	(8,407)	6,140
Interest income	351	461	1,122
Other income, net	582	222	428

Income/(loss) before income taxes	(10,336)	(7,724)	7,690
Income tax expense/(benefit)	(875)	(653)	6

Net income/(loss) before net income/(loss) of equity accounting investment	(9,461)	(7,071)	7,684
Net income/(loss) of equity accounting investment	52	37	(119)

Net income/(loss)	(9,409)	(7,034)	7,565

Less: Net income/(loss) attributable to noncontrolling interest	168	(39)	102

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	(9,577)	(6,995)	7,463

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.07)	(0.05)	0.06
Diluted	(0.07)	(0.05)	0.05
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.15)	(0.11)	0.11
Diluted	(0.15)	(0.11)	0.11
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — basic	130,833,410	130,564,714	133,680,775
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — diluted	130,833,410	130,564,714	138,054,496
* Share-based compensation charges included are as follow:

Selling and marketing	499	233	233
General and administrative	1,237	777	771

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month period ended September 30, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2009	2009	2008

GAAP net income/(loss) attributable to AirMedia. Group Inc.’s shareholders	(9,577)	(6,995)	7,463
Amortization of acquired intangible assets	834	606	428
Share-based compensation	1,736	1,010	1,004

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders (non-GAAP)	(7,007)	(5,379)	8,895

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.05)	(0.04)	0.07
Diluted	(0.05)	(0.04)	0.06

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.11)	(0.08)	0.13
Diluted	(0.11)	(0.08)	0.13

Shares used in computing adjusted basic net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)	130,833,410	130,564,714	133,680,775
Shares used in computing adjusted diluted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)	130,833,410	130,564,714	138,054,496
Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	September 30,	June 30,	September 30,
	2009	2009	2008

GAAP operating expenses	10,641	7,919	5,696
Amortization of acquired intangible assets	834	606	428
Share-based compensation	1,736	1,010	1,004

Adjusted operating expenses (non-GAAP)	8,071	6,303	4,264

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	21.7%	17.4%	13.2%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	September 30,	June 30,	September 30,
	2009	2009	2008

Income/(loss) from operations	(11,269)	(8,407)	6,140
Amortization of acquired intangible assets	834	606	428
Share-based compensation	1,736	1,010	1,004

Adjusted Income/(loss) from operations (non-GAAP)	(8,699)	(6,791)	7,572

Adjusted Operating margin (non-GAAP)	-23.4%	-18.7%	23.4%